Exhibit 99.1

VivoPower International PLC Announces Completion of Electrical Works FOR 39 mwDC Molong Solar Farm

LONDON, January 27, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its wholly-owned subsidiary in Australia, J.A. Martin Electrical Pty Limited (“J.A. Martin”) has recently completed all electrical works for the 39 MWdc Molong Solar Farm, located 40 kilometers northwest of the town of Orange in New South Wales. The project is the second Australian solar farm completed by J.A. Martin in partnership with lead contractor GRS.

Energized in late November, the Molong Solar Farm will generate approximately 78,000 MWh of clean energy per year, enough to power 11,000 homes. The project will displace over 53,000 tonnes of carbon dioxide emissions annually, the equivalent of taking 10,500 gasoline cars off the road. With the conclusion of construction at Molong, J.A. Martin has now completed works on over 150 MWdc of solar farms in Australia over the past 3 years.

Phil Lowbridge, General Manager of J.A. Martin, said, “J.A. Martin is proud to have successfully completed another large solar farm project in partnership with GRS, and to have reached yet another milestone for our solar business. We look forward to continued growth in this area as we build on our relationship with GRS and strengthen our position as a leading provider of solar solutions in Australia.”

Carlos López, Managing Director of GRS, added, “GRS is especially proud to work with J.A. Martin on the Molong Solar Farm, our second EPC with them in the country and a great project that has allowed us to strengthen our business relationship based on professionalism, rigor and experience.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

About J.A. Martin

J.A. Martin is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1968, J.A. Martin specializes in delivering industrial electrical engineering and power services, including solar engineering design, procurement and construction (EPC).

About GRS

GRS is a company specializing in the construction of photovoltaic solar plants and their connection to the grid, with a great international projection and operating in the five continents. With more than 15 years of experience and 104 plants in operation worldwide, its services and solutions guarantee the viability of any installation. The company has over 2 GW of installed power worldwide and has 1 GW under development. In the O&M business line, GRS operates more than 1.9 GW. The company's business strategy, which consists of developing, building, and operating small and large projects, adapting to different needs, has allowed it to reach a level of excellence to continue growing as one of the main international EPC constructors.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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